AMENDMENT NO. 1 TO PARTICIPATION AGREEMENT

AMONG

MFS VARIABLE INSURANCE TRUST,

PRINCIPAL LIFE INSURANCE COMPANY

AND

MASSACHUSETTS FINANCIAL SERVICES COMPANY

THIS AMENDMENT NO. 1 TO THE PARTICIPATION AGREEMENT dated

March 26, 2002, made and entered into this / 7

day of May, 2002, by and among MFS

VARZABLE INSURANCE TRUST, a Massachusetts business trust (the "Trust"), PRINCIPAL LEE INSURANCE COMPANY, an Iowa corporation (the "Company") on its own behalf and on behalf of each of the segregated asset accounts of the Company set forth in Schedule A to the Participation Agreement, as may be amended from time to time (the "Accounts"), and MASSACHUSETTS FINANCIAL SERVICES COMPANY, a Delaware corporation ("MFS"). Defined terms have the same meaning as in the Participation Agreement.

     WHEREAS, the Participation Agreement provides that the Company will place purchase, redemption and exchange orders for shares of the Portfolios;

     WHEREAS, the Company has engaged Delaware Charter Guarantee & Trust Company ("Trustar") on its behalf to place purchase, redemption and exchange orders for shares of the Portfolios;

     WHEREAS, the Trust and MFS agree to accept such orders placed by Trustar, subject to the terms of this Amendment;

     NOW, THEREFORE, in consideration of their mutual promises, the Trust, MFS and the Company agree as follows:

1.	Placement of Orders -- The Trust and MFS will accept purchase, redemption and exchange orders for shares of the Portfolios placed by Trustar on behalf of the Company pursuant to the terms of the Agreement as if those orders had been placed directly by the Company.
2.	Company Responsibility -- The Company shall assume responsibiljty for the acts and omissions of Trustar in placing such orders and otherwise for its activities undertaken on the Company's behalf to the same extent as if those acts were committed or omitted by the Company directly, and shall provide indemnification for such acts and omissions in accordance with Section 8.1 of the Agreement.

3.	Miscellaneous -- This Amendment shall be construed and the provisions hereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts. This Amendment may be executed simultaneously in one or more counterparts, each of which taken together shall constitute one and the same instrument. A copy of the Trust's Declaration of Trust is 011 file with the Secretary of State of The Commonwealth of Massachusetts. The Company acknowledges that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. The Company further acknowledges that the assets and liabilities of each Portfolio are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the Portfolio on whose behalf the Trust has executed this instrument. The Company also agrees that the obligations of each Portfolio hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the Company agrees not to proceed against any Portfolio for the obligations of another Portfolio.

     IN WITNESS WHEREOF. each of the parties hereto has caused this Amendment to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified above.

PRINCIPAL LIFE INSURANCE COMPANY By its authorized officer,

MFS VARIABLE INSURANCE TRUST, on behalf of the Portfolios By its authorized officer and not individually,

James R. Bordewick, Jr.	-	0
Assistant Secretary

MASSACHUSETTSFINANCIAL SERVICES

COMPANY

By its authorized officer,

I

By:

  eExecutive Officer